Exhibit 99.1

Sunlands Technology Group Announces Extension of Share Repurchase Program

BEIJING, Nov. 27, 2019 /PRNewswire/ -- Sunlands Technology Group (NYSE: STG) ("Sunlands" or the "Company"), a leader in China's online post-secondary and professional education, today announced that its Board of Directors (the "Board") has approved an extension of the Company’s share repurchase program (the "Repurchase Program") to August 23, 2020 (the "Extended Repurchase Program").

The Repurchase Program, which was originally adopted and announced in August 2018, allows for the repurchase of up to US$50 million of the Company’s Class A ordinary shares in the form of American depositary shares (“ADSs”) and was scheduled to expire on August 23, 2019 . The Board did not make any changes to the US$50 million repurchase authorization. To date, Sunlands has repurchased approximately US$9.6 million of its Class A ordinary shares, leaving a remaining authorization of approximately US$40.4 million.

Under the Extended Repurchase Program, the Company's Class A ordinary shares may be purchased from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (the "SEC") Rule 10b-18 requirements. It is also expected that such repurchases will be effected pursuant to a plan in conformity with SEC Rule 10b5-1.

Mr. Tongbo Liu, Chief Executive Officer of Sunlands, said, "While we strive to continue improving our performance and enhancing our leadership position in China's online post-secondary and professional education market, we also intend to reiterate through the share repurchase program that the Board and the management team have full confidence in our Company’s future.”

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

For more information, please visit http://www.sunlands.com/investorroom.

For investor and media enquiries, please contact:

Yingying Liu

IR Director

Tel: +86 18256912232

Email: ir@sunlands.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: sunlands@tpg-ir.com

Ross Warner

Tel: +86-10-6508-0677

Email: sunlands@tpg-ir.com

SOURCE: Sunlands Technology Group

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